UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MANGOCEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

56270V106
(CUSIP Number)

Jacob D. Cohen
15110 N. Dallas Parkway, Suite 600 Dallas, Texas 75248
(214) 242-9619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56270V106	Schedule 13D/A Amendment No. 1	Page 2 of 6

1.	Name of Reporting Person Jacob D. Cohen
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,500,000 shares*(1)
	8.	Shared Voting Power 8,275,000 shares*
	9.	Sole Dispositive Power 1,500,000 shares*(1)
	10.	Shared Dispositive Power 8,275,000 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,775,000 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 42.6%*
14.	Type of Reporting Person IN

* All percentages are based on 21,419,500 shares of Common Stock outstanding as of December 28, 2023, as confirmed by the Issuer’s transfer agent on such date.

(1) Includes 1,250,000 shares of common stock issuable upon exercise of options to purchase shares of common stock at an exercise price of $0.32 per share and an expiration date of December 28, 2028, and 250,000 shares of common stock issuable upon exercise of options to purchase shares of common stock at an exercise price of $1.10 per share and an expiration date of August 31, 2027.

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1.	Name of Reporting Person The Tiger Cub Trust
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 8,275,000 shares
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 8,275,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,275,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 38.6%*
14.	Type of Reporting Person OO

* All percentages are based on 21,419,500 shares of Common Stock outstanding as of December 28, 2023, as confirmed by the Issuer’s transfer agent on such date.

CUSIP No. 56270V106	Schedule 13D/A Amendment No. 1	Page 4 of 6

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2023, by Jacob D. Cohen and The Tiger Cub Trust (the Schedule 13D as amended and modified by Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Effective December 28, 2023, the Board of Directors of the Issuer with the recommendation of the Compensation Committee of the Board of Directors, approved the grant of stock options to purchase 1,250,000 shares of the Company’s common stock to Jacob D. Cohen, the Company’s Chief Executive Officer and Chairman, in consideration for services rendered to the Company.

The options were granted under the Company’s 2022 Equity Incentive Plan (the “Plan”), and the options had a term of five years, subject in all cases to the terms and conditions of the Plan, the award agreement entered into to evidence such grant, and Mr. Cohen’s continued service with the Company.  The Options vested in full upon grant.  The options have an exercise price of $0.32 per share, 110% of the closing sales price of the Company’s common stock on the NASDAQ Capital market on December 28, 2023, the date the grant was approved . The Plan has been registered on a Form S-8 Registration Statement previously filed by the Company with the Securities and Exchange Commission.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

CUSIP No. 56270V106	Schedule 13D/A Amendment No. 1	Page 5 of 6

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Cohen, in his capacity as Chief Executive Officer and director of the Issuer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

CUSIP No. 56270V106	Schedule 13D/A Amendment No. 1	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2023

/s/ Jacob D. Cohen
Jacob D. Cohen

The Tiger Cub Trust

/s/ Jacob D. Cohen
Jacob D. Cohen
Trustee